Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Company Registry (NIRE): 33300032266

NOTICE TO THE MARKET

Gerdau (“Company”) hereby announces to its shareholders and the market that signed today an agreement to sell 100% of its operations in Chile to the Chilean family-owned groups Matco and Ingeniería e Inversiones.

The assets included in the sale are long steel industrial units, with combined annual steel production capacity of 520,000 tonnes.

The value of the transaction is US$ 154 million. The consummation of the transaction still depends upon approval from the Chilean antitrust authority.

This transaction is aligned with the process of optimizing the Company’s assets, with the focus on profitability and the reduction of leverage.

Porto Alegre, October 4, 2017.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer